

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re:** **Toll Brothers, Inc.**
> **Form 10-K**
> **Filed December 22, 2011**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your response dated February 17, 2012, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2011

Management's Discussion and Analysis, page 23

Off-Balance Sheet Arrangements, page 30

1. We have read your response to comment 23 in our letter dated February 14, 2012. Please expand the disclosure on pages 30 and F-18 to address the reasons for the impairment in the South segment, analyze the circumstances surrounding the investment that may impact future operations, and disclose the other clarifying information provided in your response. Further, it is not clear that the information provided for the South Edge joint venture on pages 31 and F-18 was related to the impairment in the West segment. In future filings, please provide the specific facts and circumstances surrounding such charges within the document so a reader can easily understand the current factors influencing the markets in which you conduct your business.

<u>9. Stock-Based Benefit Plans, page F-29</u>

2. We have read your response to comment 29 in our letter dated February 14, 2012. Please revise future filings to clarify the financial statement impact of the income tax benefits disclosed given the full valuation allowance in the years presented.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief

cc: John K. McDonald, General Counsel